Morlex, Inc.
c/o Resource Management Partners, Inc.
1690 Washington Avenue
Bohemia, NY 11716
Telephone: (631) 738-0047

January 26, 2006

Michael E. Karney
Branch Chief (Legal)
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Morlex, Inc. - File No. 0-30144
Registration Statements of Form 10-SB
Filed December 30, 2005

Dear Mr. Karney:

This letter is in response to the comments contained in the Staff’s letter to Donald Barrick (the “Comment Letter”) dated January 6, 2006. The responses below correspond to the numbered comments contained in the Comment Letter.

Part I

Item 5. Directors. Executive Officers. Promoters. and Control Persons. page 13

1. Describe in column format under the appropriate caption, the prior experience involving officers, directors, promoters and affiliates with blank check companies, stating for each the status of the filing with the Commission, the filing date, and the file number. Also, state whether any acquisitions, business combinations or mergers are pending, or have occurred and the current operating status of each.

Please see the change in Part I, Item 5 in the Form 10-SB/A filed concurrently with this letter.

Part II

Item 1. Market for Common Equity and Related Stockholder Matter

2.  We direct you’re attention to the letter of January 21, 2000 to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit as NASD. This letter indicates our view that the securities issued by a blank check company cannot be resold under rule 144 but must be registered under the Securities Act of 1933.

Please see the changes in Part II, Item 4 in the Form 10-SB/A filed concurrently with this letter.

As requested, Morlex, Inc. (the “Company”) hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely, MORLEX, INC. /s/ Donald Barrick Donald Barrick, President

cc:	David Feldman
Goldie Walker